Exhibit 99.1

Satyam Computer Services Limited

Audit Committee Charter

Purpose

The purpose of the Company’s Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its oversight responsibility for the integrity of the Company’s financial and operational results, the Company’s compliance with legal and regulatory requirements, and the performance, qualifications and independence of internal audit function and external auditors.

Composition

The Committee shall be constituted with two-thirds of independent directors of the Company, and shall have a minimum of three members.

The Committee must satisfy the requirements set forth in the applicable rules promulgated from time to time by the Securities Exchange Board of India. Either at least one member of the Committee shall be an “Audit committee financial expert” within the definition adopted by the SEC or the Company shall disclose as required by the SEC the reasons why at least one member of the Committee is not an “Audit committee financial expert”.

The Chairman of the Committee shall be present at the Annual General Meeting to answer queries of shareholders.

The Company Secretary of the Company shall act as the Secretary for meetings of the Committee.

The Committee may periodically invite such of the Company’s management/executives as it considers appropriate to be present at the meetings of the Committee, but the Committee shall also meet without the presence of any management/executives of the Company. The Head of Finance, Head of Internal Audit and a representative of the Statutory Auditors shall present and participate in the meetings of the audit committee.

Frequency of the meetings

The Committee should meet at least four times in a year and not more than four months shall elapse between two meetings.

Quorum

The quorum shall be either two members or one third of the members of the Committee whichever is greater, but there should always be a minimum of two independent members present.

Roles and Responsibilities

The Roles and Responsibilities of the Committee include the following:

1.	Review and approve the Internal Audit scope and Plan

2.	Oversight of the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible.

3.	Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.

4.	Approval of engagement of and payment to statutory auditors for any other non-audit services rendered by the statutory auditors.

5.	Reviewing, at least annually, the independence and quality control procedures of the independent auditor, including experience levels of senior audit personnel and partner rotation requirements.

6.	Reviewing, with the management, the annual financial statements before submission to the board for approval, with particular reference to:

a.	Matters required to be included in the Director’s Responsibility Statement to be included in the Board’s report in terms of clause (2AA) of section 217 of the Companies Act, 1956.

b.	Changes, if any, in accounting policies and practices and reasons for the same, including possible alternative accounting treatments.

c.	Major accounting entries involving estimates based on the exercise of judgment by management.

d.	Significant adjustments made in the financial statements arising out of audit findings.

e.	Compliance with listing and other legal requirements relating to financial statements.

f.	Disclosure of any related party transactions.

g.	Qualifications in the draft audit report.

7.	Reviewing, with the management, the quarterly financial statements before submission to the board for approval.

8.	Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.

9.	Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

10.	Discussion with internal auditors on any significant findings and follow up thereon.

11.	Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the board.

12.	Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern and reporting the matter to the board.

13.	To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

14.	To oversee the functioning of the Company’s whistle-blower mechanism, including establishing (i) procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (ii) procedures for the confidential and anonymous submission by employees regarding questionable accounting or auditing matters.

15.	To review the financial statements, in particular, the investments made by the unlisted subsidiary company.

16.	To discuss with Auditors regarding

•	other information in documents containing audited financial statements

•	disagreements with management, including accounting principles, scope of audit and disclosures.

17.	To review the annual and periodic financial budgets.

18.	To review the Company’s financial risk management policies.

19.	To review, with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency monitoring the utilisation of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter.

Explanation

(i): The above list is not exhaustive and the Committee may carry out such other functions as are appropriate and / or as may be required under statutes, listing agreements, guidelines, rules and regulations, from time to time.

(ii): The Committee’s responsibility is limited to oversight. Although the Committee has the responsibilities set forth in this Charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosure are complete and accurate and are in accordance with generally accepted accounting principles and applicable laws, rules and regulations. These are the responsibilities of the Company’s management, the internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) and the independent auditor.

Review of information by Audit Committee

The Committee shall mandatorily review the following information:

1.	Company disclosures relating to “management’s discussion and analysis of financial condition and results of operations”;

2.	Statement of significant related party transactions (as defined by the audit committee), submitted by management;

3.	Management letters / letters of internal control weaknesses / any other material written communications issued by the statutory auditors to management;

4.	Internal audit reports relating to internal control weaknesses; and

5.	The appointment, removal and terms of remuneration of the Chief Internal Auditor shall be subject to review by the Audit Committee.

Powers of the Audit Committee

Being a committee of the board, the Committee derives its powers from the authorization of the Board. Such powers include:

•	To investigate any activity within its terms of reference.

•	To seek information from any employee of the Company.

•	To obtain outside legal or other professional advice, with appropriate funding provided by the Company.

•	To secure attendance of outsiders with relevant expertise if it considers necessary.

•	To receive written disclosures from the auditors and to discuss with them, their independence.

•	To establish its own rules and procedures consistent with the bylaws of the Company.

Review and Amendment of the Audit Committee Charter

The Committee shall review and reassess the Committee’s charter at least annually and submit any recommended changes to the Board for its consideration and approval.